March 12, 2020

Sean Hsieh
Chief Executive Officer of Concreit Inc.
Concreit Fund I LLC
1411 4th Avenue
Seattle, Washington 98101

       Re: Concreit Fund I LLC
           Offering Statement on Form 1-A
           Filed March 5, 2020
           File No. 024-11171

Dear Mr. Hsieh:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed on March 5, 2020

Financial Statements, page F-1

1. Please amend your filing to include updated financial statements in accordance with part
      F/S of Form 1-A.
Exhibits

2. We note that you have not revised your amended and restated operating agreement in response to comment 10 in our December 23, 2019 comment letter. Since your governing law provision in Section 13.3 does not apply to actions arising under the Securities Act or
      Exchange Act, please ensure that the governing law provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 Sean Hsieh
FirstName LastNameSean Hsieh
Concreit Fund I LLC
Comapany2020
March 12, NameConcreit Fund I LLC
March 12, 2020 Page 2
Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction